UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CUMULUS MEDIA, INC.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

231082108

(CUSIP Number)

J. Travis Hain

Ridgemont Partners Management LLC

150 North College Street, Suite 2500

Charlotte, North Carolina 28202

(704) 944-0914

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS: BA Capital Company, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,803,939
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,803,939
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,803,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 231082108	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS: RE SBIC Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,803,939
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,803,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,803,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 231082108	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS: RE Equity Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,803,939
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,803,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,803,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 231082108	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS: RE Equity Management GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,803,939
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,803,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,803,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 231082108	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS: J. Travis Hain I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,585,423
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,585,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,585,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 231082108	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS: Banc of America Capital Investors SBIC, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,781,484
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,781,484
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 231082108	13D/A	Page 8 of 10 Pages

1	NAME OF REPORTING PERSONS: Ridgemont Capital Management SBIC, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,781,484
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,781,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 231082108	13D/A	Page 9 of 10 Pages

1	NAME OF REPORTING PERSONS: Ridgemont Capital Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,781,484
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,781,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 231082108	13D/A	Page 10 of 10 Pages

1	NAME OF REPORTING PERSONS: REP I GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,781,484
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,781,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,781,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

EXPLANATORY NOTE: This Amendment No. 13 (“Amendment No. 13”) amends the statement on Schedule 13D (the “Schedule 13D”) originally filed by BA Capital Company, L.P. (“BA Capital”), RE SBIC Management, LLC (“RE SBIC Management”), RE Equity Management, L.P. (“RE Equity Management”), RE Equity Management GP, LLC (“RE Equity Management GP”), J. Travis Hain (“Mr. Hain”), Banc of America Capital Investors SBIC, L.P. (“BACI”), Ridgemont Capital Management SBIC, LLC (“Capital Management SBIC”), Ridgemont Capital Management, L.P. (“Ridgemont Capital Management”), and REP I GP, LLC ( “REP GP” and, collectively with the foregoing, the “Reporting Persons”) or their predecessors-in-interest, as applicable, with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, Amendment No. 2 filed on February 4, 2002, Amendment No. 3 filed on April 3, 2002, Amendment No. 4 filed on March 27, 2003, Amendment No. 5 filed on February 8, 2006, Amendment No. 6 filed on May 18, 2006, Amendment No. 7 filed on June 29, 2006, Amendment No. 8 filed on December 27, 2006, Amendment No. 9 filed on June 15, 2007, Amendment No. 10 filed on July 27, 2007, Amendment No. 11 filed on February 2, 2011, and Amendment No. 12 filed on September 29, 2011.

This Amendment No. 13 is being filed to report that as a result of the issuance by Cumulus Media, Inc. (the “Company”) of shares of its Class A Common Stock to other persons, the Reporting Persons each now no longer hold greater than 5% beneficial ownership or voting interest in the Company.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 13 relates to the Class A Common Stock of the Company, 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(i) This Amendment No. 13 relates to 7,585,423 shares of the Company’s Class A Common Stock, representing 4.6% of the Company’s outstanding shares of Class A Common Stock and 4.2% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 864,935 shares of Class A Common Stock, 849,275 shares of Class B Common Stock and options to purchase 11,782 shares of Class A Common Stock, all of which are currently exercisable or exercisable within 60 days. In addition, Mr. Sheridan holds, for the benefit of BA Capital, 37,454 restricted shares of Class A Common Stock and options to purchase 40,493 shares of Class A Common Stock, all of which are currently exercisable within 60 days. BA Capital beneficially owns 1,803,939 shares, or 1.1%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). BACI currently holds 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock. BACI beneficially owns 5,781,484 shares, or 3.5%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.

Except as may otherwise be required by Delaware corporate law, shares of Class A Common Stock, Class B Common Stock and Class C Common stock vote together as a single class when such shares are entitled to vote. Shares of Class B Common Stock and Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights, except in specified instances required by Delaware corporate law or by the Company’s third amended and restated certificate of incorporation.

The 864,935 shares of Class A Common Stock currently held by BA Capital and the 821,568 shares of Class A Common Stock currently held by BACI represent .55% and .52%, respectively, of the Company’s outstanding shares of Class A Common Stock. If (1) BA Capital were to (A) convert its 849,275 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its options to purchase 11,782 shares, which are currently exercisable or exercisable within 60 days, of Class A Common Stock, (2) the options to purchase 40,493 shares, which are currently exercisable or exercisable with 60 days, issued to Mr. Sheridan were exercised, and (3) BACI were to convert its 4,959,916 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock, then BA Capital and BACI would together beneficially own 7,585,423 shares of Class A Common Stock, representing 4.6% of the Company’s then outstanding shares of Class A Common Stock and 4.2% of the voting power.

The 7,585,423 shares of Class A Common Stock beneficially owned by BA Capital and BACI represent 4.4% of the Company’s outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 4.2% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 4.4% of the voting power).

As a result of the Stockholders Agreement filed herewith as Exhibit 99.2, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with other persons who own shares of the Company’s Class A Common Stock and are parties to voting or similar agreements with the Company. The Reporting Persons expressly disclaim beneficial ownership of any such shares.

Other than as set forth above with respect to the Reporting Persons, none of the shares of the Company’s Class A Common Stock or Class B Common Stock reported in this Item 5 are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons beneficially owns any shares of Class A Common Stock or Class B Common Stock other than as set forth herein.

(ii) All information herein relating to the currently outstanding number of shares of the Company’s Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company’s Current Report on Form 10-Q for the period ending September 30, 2012, filed with the Securities and Exchange Commission on November 5, 2012. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 13 that there are 157,908,633 shares of Class A Common Stock outstanding, 15,424,944 shares of Class B Common Stock outstanding and 644,871 shares of Class C Common Stock outstanding, or a total of 198,123,551 shares of all classes of Common Stock outstanding.

(b) BA Capital has sole voting and dispositive power with respect to 1,803,939 shares of Class A Common Stock, which consists of 902,389 shares of Class A Common Stock, including the 37,454 shares of restricted Class A Common Stock held by Mr. Sheridan for the benefit of BA Capital, 849,275 shares of Class B Common Stock and options to purchase 52,275 shares of Class A Common Stock, which are currently exercisable or exercisable within 60 days, including 40,493 options to purchase shares of Class A Common Stock, which are held by Mr. Sheridan for the benefit of BA Capital. BACI has sole voting and dispositive power with respect to 5,781,484 shares of Class A Common Stock, which consists of 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock.

RE SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, RE SBIC Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

RE Equity Management is the sole member of RE SBIC Management. As a result of the operating agreement for RE SBIC Management, RE Equity Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

RE Equity Management GP is the general partner of RE Equity Management. As a result of the limited partnership agreement for RE Equity Management, RE Equity Management GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

Capital Management SBIC is the general partner of BACI. As a result of the limited partnership agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

Ridgemont Capital Management is the sole member of Capital Management SBIC. As a result of the operating agreement for Capital Management SBIC, Ridgemont Capital Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

REP GP is the general partner of Ridgemont Capital Management. As a result of the limited partnership agreement for Ridgemont Capital Management, REP GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

Mr. Hain is the managing member of both RE Equity Management GP and REP GP and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital and BACI. Mr. Hain disclaims such beneficial ownership. If Mr. Hain’s employment with Ridgemont Partners Management LLC or any of its affiliates ceases, Mr. Hain will cease to be the managing member of RE Equity Management GP and REP GP.

(c) None of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

(d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s Class A Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 14, 2011, by and among BA Capital, RE SBIC Management, RE Equity Management, RE Equity Management GP, Mr. Hain, BACI, Capital Management SBIC, Ridgemont Capital Management and REP GP (filed herewith)

Exhibit 99.2	Stockholders Agreement, dated as of September 16, 2011, among Cumulus Media Inc., BA Capital Company L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr. and DBBC, L.L.C., Crestview Radio Investors, LLC, MIHI LLC, UBS Securities LLC, and any other person who becomes a party thereto pursuant to section 3.1 thereof (incorporated herein by reference to Exhibit 10.6 to the current report on Form 8-K filed by Cumulus Media Inc, with the Securities and Exchange Commission on September 22, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 14, 2013

BA CAPITAL COMPANY, L.P.
By:	RE SBIC Management, LLC, its general partner
	By:	RE Equity Management, L.P., its sole member
		By:	RE Equity Management GP, LLC, its general partner

			By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

RE SBIC MANAGEMENT, LLC
By:	RE Equity Management, L.P., its sole member
	By:	RE Equity Management GP, LLC, its general partner

		By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

RE EQUITY MANAGEMENT, L.P.
By:	RE Equity Management GP, LLC, its general partner

	By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

RE EQUITY MANAGEMENT GP, LLC

By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

J. TRAVIS HAIN

By:	/s/ J. Travis Hain
Name: J. Travis Hain

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
By:	Ridgemont Capital Management SBIC, LLC, its general partner
	By:	Ridgemont Capital Management, L.P., its sole member
		By:	REP I GP, LLC, its general partner

			By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

RIDGEMONT CAPITAL MANAGEMENT SBIC, LLC
By:	Ridgemont Capital Management L.P., its sole member
	By:	REP I GP, LLC, its general partner

		By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

A-1

RIDGEMONT CAPITAL MANAGEMENT, L.P.
By:	REP I GP, LLC, its general partner

	By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

REP I GP, LLC

By:	/s/ J. Travis Hain
Name: J. Travis Hain
Title: Managing Member

A-2